SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 14, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release ANGLOGOLD ASHANTI UPDATES Q2:2009 MARKET GUIDANCE



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

14 July 2009

ANGLOGOLD ASHANTI UPDATES SECOND QUARTER GUIDANCE

On 31 March 2009 AngloGold Ashanti guided second quarter production of 1.140Moz, with cash costs in a range of $465/oz to $485/oz, depending on currency assumptions. The company will report production of 1.127Moz for the second quarter, 1% below forecast, with cash costs within the guided range.

The slightly lower production is due to a number of safety-related stoppages at the Vaal River mines, and the closure on 22 May of Savuka mine due to a series of seismic events which damaged the sub-shaft infrastructure, as previously disclosed. Offsetting these production shortfalls are improved performances from Obuasi in Ghana and Geita in Tanzania, together with continued strong performances from Mponeng and TauTona in South Africa and the company's South American operations. The other operations in Africa, Australia and North America performed in line with expectations.

AngloGold Ashanti will release full second quarter results on 31 July 2009.

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Sicelo Ntuli (Investors)	+27 (0) 11 637 6339	+27 (0) 71 608 0991	sntuli@AngloGoldAshanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 717 3978	sbailey@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary